Item 77C - The Central Europe, Russia and Turkey Fund, Inc.

Registrant incorporates by reference the Proxy Statement for The Central Europe, Russia and Turkey Fund, Inc., filed on April 19, 2012 (SEC Accession No. 0001193125-13-093819).

A Special Meeting of Stockholders (the “Meeting”) of The Central Europe, Russia and Turkey Fund, Inc. (the “Fund”) was held on April 19, 2013. At the close of business on February 19, 2013, the record date for the determination of stockholders entitled to vote at the Meeting, there were issued and outstanding 13,086,615 shares of the Fund’s common stock, each share being entitled to one vote, constituting all of the Fund’s outstanding voting securities. At the Meeting, the holders of 9,408,504 shares of the Fund’s common stock were represented in person or by proxy, constituting a quorum. The following matter was voted upon by the stockholders of the Fund (the resulting votes are presented below).

1.
To approve a change in the Fund’s investment objective to “seeking long-term capital appreciation through investment primarily in equity or equity-linked securities of issuers domiciled in Central Europe, Russia and Turkey” and to approve a corresponding change in a fundamental investment policy of the Fund to require the Fund, under normal circumstances, to invest at least 80% of its net assets (plus borrowings used for investment purposes) in the securities of issuers domiciled in Central Europe, Russia and Turkey.

Number of Votes

For                      Against                                Abstain

9,348,754            45,457                                   14,293